

March 17, 2025

Terrence M. Tierney
President and Chief Financial Officer
Polomar Health Services, Inc.
10940 Wilshire Blvd.
Suite 1500
Los Angeles, CA 90024

> **Re: Polomar Health Services, Inc.**
> **Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024**
> **File No. 000-56555**

Dear Terrence M. Tierney:

We have reviewed your March 7, 2025 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 17, 2024 letter.

Amendment No. 1 to the Form 10-Q for the Period Ended September 30, 2024

License Agreement Valuation, page F-7

1.   We note your response to prior comment 2 in which you indicate that you have eliminated the section regarding "Merger Valuation" and adjusted the value of intellectual property and other intangible assets in your amended Form 10-Q for the Period Ended September 30, 2024. We also note that in your Form 10-Q for the Period Ended September 30, 2024, filed on November 19, 2024, you disclosed that as of the date of the filing the license agreement had no value, and you did not record any other intangible assets on your balance sheet. In light of prior reporting, please tell us your basis, with reference to accounting literature, for recording intellectual property and other intangible assets as of September 30, 2024. In this regard, please provide us a detailed analysis to show how you valued intellectual property and other intangible assets.

Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology